EXHIBIT 99.1

For immediate release

Sify Technologies Ltd. Announces Change of Depositary

Chennai, India, July 16, 2025 — Sify Technologies Limited (NASDAQ: SIFY), India’s leading Digital ICT solutions provider with global service capabilities spanning Data Center, Cloud, Networks, Security and Digital services, announced that it has appointed JPMorgan Chase Bank, N.A. (“JPMorgan”) as the successor depositary for the Company’s American Depositary Receipt (the “ADR”) program, effective from July 23, 2025.

The Company has also entered into an amended and restated deposit agreement with JPMorgan. A registration statement on Form F-6 was filed with the Securities and Exchange Commission on July 10, 2025, in connection with the change of depositary, and the form of the amended and restated deposit agreement is filed as an exhibit to Form F-6.

Holders of outstanding ADRs are not required to take any action in connection with the change of depositary. JPMorgan will be notifying all registered holders of ADRs of their appointment as successor depositary.

JPMorgan is a global leader in financial services, offering solutions to the world's most important corporations, governments and institutions in more than 100 countries. JPMorgan has been a leading provider of customized depositary receipt solutions to the world’s largest issuers since 1927.

About Sify Technologies

A multiple year winner of the Golden Peacock award for Corporate Governance from the Institute of Directors, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focused on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, medium and small businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10,000 businesses across multiple verticals have taken advantage of our trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1,700 cities in India. Internationally, Sify has presence across North America, the United Kingdom, UAE and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com